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                                                                      Exhibit 12

                            McDONALD'S CORPORATION
                      STATEMENT RE: COMPUTATION OF RATIOS
                              Dollars In Millions


                                                          Six months
                                                        Ended June 30,                      Years ended December 31,
                                                      2000        1999      1999       1998       1997      1996       1995
                                                   ---------------------  ------------------------------------------------------
EARNINGS AVAILABLE FOR FIXED CHARGES
- Income before provision for income taxes          $1,435.7   $1,373.5    $2,884.1   $2,307.4/(1)/ $2,407.3  $2,251.0   $2,169.1
- Minority interest in operating results of
       majority-owned subsidiaries, including
       fixed charges related to redeemable
       preferred stock, less equity in
       undistributed operating results of
       less-than-50% owned affiliates                    4.0       11.0        21.9       23.7          28.3      39.6       19.6
- Provision for income taxes of 50% owned
       affiliates included in consolidated
       income before provision for income taxes         51.8       25.7        72.8       99.9          69.0      73.2       73.3
- Portion of rent charges (after reduction
       for rental income from subleased
       properties) considered to be
       representative of interest factors*              95.1       86.2       178.5      161.3         145.9     130.9      103.8
- Interest expense, amortization of debt
       discount and issuance costs, and
       Depreciation of capitalized interest*           229.5      221.5       440.1      461.9         424.8     392.2      388.8
                                                   ---------------------  -------------------------------------------------------
                                                    $1,816.1   $1,717.9    $3,597.4   $3,054.2      $3,075.3  $2,886.9   $2,754.6
                                                   =====================  =======================================================

FIXED CHARGES
- Portion of rent charges (after reduction
       for rental income from subleased
       properties) considered to be
       representative of interest factors*          $   95.1   $   86.2    $  178.5   $  161.3      $  145.9  $  130.9   $  103.8
- Interest expense, amortization of debt
       discount and issuance costs, and fixed
       charges related to redeemable preferred
       stock*                                           224.7     217.1       431.3      453.4         426.1     410.4      403.4
- Capitalized interest*                                   7.5       6.7        14.7       18.3          23.7      23.5       22.8
                                                   ---------------------   ------------------------------------------------------
                                                    $   327.3  $  310.0    $  624.5   $  633.0      $  595.7  $  564.8   $  530.0
                                                   =====================   ======================================================

RATIO OF EARNINGS TO FIXED CHARGES                       5.55      5.54        5.76       4.82/(2)/     5.16      5.11       5.20
                                                   =====================   ======================================================

* Includes amounts of the Registrant and its majority-owned subsidiaries, and one-half of the amounts of 50%-owned affiliates.

(1) Includes $160.0 million pre-tax special charge and $161.6 million of Made For You costs for a pre-tax total of $321.6 million.
(2) Excluding the special charge and Made For You costs, the ratio of earnings to fixed charges for the year ended December 31, 1998 was 5.33.